                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 27)

                                Kellogg Company
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  487836 10 8
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                                 (CUSIP Number)

                               December 31, 2006
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)

CUSIP NO.487836 10 8

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 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      George Gund III
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 2.   Check the Appropriate Box If a Member of a Group (See Instructions)

                                                                         (a) [_]
                                                                         (b) [X]
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 3.   SEC Use Only

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 4.   Citizenship or Place of Organization

      USA
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                     5.   Sole Voting Power
   NUMBER OF
    SHARES                184,650
                   -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power

   OWNED BY              34,289,168
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power

    PERSON                66,650
                   -------------------------------------------------------------
     WITH             8.  Shared Dispositive Power

                          6,252,881
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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      34,473,818
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10.   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                             [_]
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11.   Percent of Class Represented by Amount in Row (9)

      8.5%
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12.   Type of Reporting Person

      IN The filing of this statement should not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of all securities covered by this statement.
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Item 1(a). Name of Issuer:
             Kellogg Company

Item 1(b). Address of Issuer's Principal Executive Offices:
             One Kellogg Square, P.O. Box 3599, Battle Creek, MI  49016-3599

Item 2(a). Names of Person Filing:
             George Gund III

Item 2(b). Address of Principal Business Office:
             39 Mesa Street, Suite 300, San Francisco, CA  94129

Item 2(c). Citizenship:
             USA

Item 2(d). Title of Class of Securities:
             Common Stock

Item 2(e). CUSIP No.:
             487836 10 8

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             Not Applicable

Item 4.    Ownership

           (a) Amount beneficially owned:
                      34,473,818

           (b) Percent of class:
                      8.5%

           (c) Number of shares as to which the person has:
               (i)    Sole power to vote or to direct the vote:
                      184,650

               (ii)   Shared power to vote or to direct the vote:
                      34,289,168 (Includes 2,832,189 shares held by a nonprofit foundation of which the reporting person is one of eight trustees and one of twelve members, as to such shares any beneficial ownership is hereby disclaimed.)

               (iii)  Sole power to dispose or to direct the disposition of:
                      66,650

               (iv)   Shared power to dispose or to direct the disposition of:
                      6,252,881 (Includes 2,832,189 shares held by a nonprofit foundation of which the reporting person is one of eight trustees and one of twelve members, as to such shares any beneficial ownership is hereby disclaimed.)

Item 5.    Ownership of Five Percent or Less of a Class
             Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person
             Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. Those persons whose interest relates to more than five percent of the class are:

             KeyBank National Association, as trustee of certain trusts

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
             Not Applicable

Item 8.    Identification and Classification of Members of the Group
             Not Applicable

Item 9.    Notice of Dissolution of Group
             Not Applicable

Item 10.   Certifications
             Not Applicable

The filing of this statement should not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

                                                /s/ George Gund III
                                                --------------------------------
                                                George Gund III